FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Merrill Lynch Mortgage Investors, Inc.
Exact Name of Registrant as Specified in Charter

000-0809-940
Registrant CIK Number

Form 8-K, July 22, 2003, MLMI Series 2003-A4

333-101760


PROCESSING
JUL 23 2003
SECTION

Name of Person Filing the Document
(If Other than the Registrant)


03027695

PROCESSED
JUL 24 2003
THOMSON FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

MERRILL LYNCH MORTGAGE INVESTORS, INC.



By: ______________________

Name: John Winchester

Title: Authorized Signatory

Dated: July 22, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

MBS New Transaction

Computational Materials

$656,071,390 (approximate)

MLMI Series 2003-A4

Merrill Lynch Mortgage Investors, Inc.
Depositor

Wells Fargo Bank Minnesota, N.A.
Master Servicer

Merrill Lynch & Co.
Underwriter

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Merrill Lynch, the issuer of the securities or any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-5320.

Please be advised that mortgage-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

MORTGAGE POOL SUMMARY:

The following summary shows the characteristics of the mortgage pool (percentages are based on aggregate principal balances as of June 1, 2003):

	Group I	Group II	Group III	Group IV	Aggregate
Collateral Type	3 Year Fixed Period Loans	5 Year Fixed Period Loans	7 Year Fixed Period Loans	10 Year Fixed Period Loans	
Number of Loans	976	301	195	21	1,493
Aggregate Current Principal Balance ($)	428,601,182	132,310,031	84,139,704	11,020,474	656,071,390
Average Current Principal Balance ($)	439,141	439,568	431,486	524,784	439,432
Range of Current Principal Balance	$34,538.78 to $2,000,000.00	$77,113.32 to $1,291,160.79	$109,097.35 to $1,000,000.00	$207,955.00 to $784,278.43	$34,538.78 to $2,000,000.00
Average Original Principal Balance ($)	440,726	440,685	433,101	527,668	440,944
Range of Original Principal Balance	$35,000.00 to $2,000,000.00	$77,400.00 to $1,294,000.00	$109,500.00 to $1,000,000.00	$207,955.00 to $790,000.00	$35,000.00 to $2,000,000.00
Weighted Average Remaining Term (months)	356	356	356	354	356
Range of Remaining Terms	297 months to 360 months	348 months to 359 months	178 months to 358 months	351 months to 359 months	178 months to 360 months
Weighted Average Original Term (months)	360	360	359	360	360
Current Weighted Average Mortgage Interest Rate	4.625%	5.195%	5.323%	5.771%	4.848%
Range of Current Mortgage Interest Rates	3.250% to 7.500%	3.875% to 6.500%	4.375% to 6.125%	5.125% to 6.375%	3.250% to 7.500%
Weighted Average Net Margin	1.994%	2.292%	2.019%	2.307%	2.063%
Weighted Average Gross Margin	2.259%	2.544%	2.270%	2.567%	2.323%
Range of Gross Margin	2.000% to 2.875%	1.000% to 3.250%	2.000% to 2.750%	2.000% to 2.750%	1.000% to 3.250%
Index	12 ML, 6 ML, 1 Yr CMT	12 ML, 6 ML, 1 Yr CMT	12 ML, 6 ML, 1 Yr CMT	12 ML, 6 ML, 1 Yr CMT	12 ML, 6 ML, 1 Yr CMT
Weighted Average Maximum Lifetime Mortgage Interest Rate	10.352%	10.220%	10.323%	10.771%	10.328%
Range of Maximum Lifetime Mortgage Interest Rate	8.625% to 13.500%	8.875% to 12.500%	9.375% to 11.125%	10.125% to 11.375%	8.625% to 13.500%
Weighted Average Constructive Loan-to-Value Ratio*	67.723%	69.276%	65.370%	65.127%	67.691%
Weighted Average Months to Interest Roll	32	56	80	114	45
Weighted Average Initial Periodic Rate Cap	2.814%	4.874%	5.000%	5.000%	3.546%
Weighted Average Subsequent Periodic Rate Cap	1.718%	1.879%	1.989%	1.788%	1.786%
Weighted Average Credit Score	726	724	745	729	728
Range of Credit Scores	531 to 839	614 to 814	622 to 810	627 to 810	531 to 839
Mortgaged Premises:					
Single-Family Dwellings	78.43%	62.39%	82.53%	68.03%	75.54%
Condominiums	6.84%	4.53%	3.25%	0.00%	5.80%
PUD	13.69%	32.50%	13.67%	31.97%	17.79%
Co-Op	0.37%	0.00%	0.00%	0.00%	0.24%
Two to Four Family	0.57%	0.58%	0.55%	0.00%	0.56%
Max Zip Code Concentration (%)	1.01%	1.25%	3.18%	8.45%	0.86%
Max Zip Code Concentration (zip)	20815	94539	20854	60047	20854
Geographic Concentration					
(above 5% of pool)	California 31.34%	California 60.47%	California 27.75%	Illinois 33.41%	California 36.61%
	Illinois 9.08%		Virginia 13.47%	California 22.83%	Illinois 8.31%
	Texas 5.10%		Texas 10.51%	Minnesota 7.29%	Texas 5.04%
			Maryland 7.93%	Florida 7.12%	
			Colorado 6.26%	Maryland 6.81%	
			Arizona 6.16%	Vermont 6.53%	
			Illinois 5.83%	Connecticut 5.62%	

*The constructive loan-to-value ratio for any mortgage loan is calculated as (i) the original loan amount less the amount of any required additional collateral, generally 30% divided by (ii) the appraised value of the mortgaged property at origination, or if the loan is a purchase, the lesser of the appraised value and the purchase price of the mortgaged property.

GROUP I:

Originator

Originator	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
ABN AMRO	93	$46,215,070.76	10.78%
COUNTRYWIDE	203	98,939,819.03	23.08
GMAC	32	15,717,995.12	3.67
MLCC	293	116,231,354.49	27.12
NATCITY	355	151,496,942.42	35.35
Total	**976**	**$428,601,181.82**	**100.00%**

Range of Principal Balances ($)

Principal Balances ($)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
25,000.01 to 50,000.00	2	$83,538.78	0.02%
50,000.01 to 75,000.00	6	399,622.94	0.09
75,000.01 to 100,000.00	12	1,101,500.56	0.26
100,000.01 to 200,000.00	80	11,839,421.64	2.76
200,000.01 to 300,000.00	75	18,817,077.96	4.39
300,000.01 to 400,000.00	286	104,329,639.50	24.34
400,000.01 to 500,000.00	237	106,675,080.37	24.89
500,000.01 to 600,000.00	127	69,975,047.37	16.33
600,000.01 to 700,000.00	87	55,859,437.48	13.03
700,000.01 to 800,000.00	22	16,656,907.53	3.89
800,000.01 to 900,000.00	12	10,238,717.67	2.39
900,000.01 to 1,000,000.00	24	23,335,453.17	5.44
1,000,000.01 to 1,500,000.00	2	2,242,750.00	0.52
1,500,000.01 to 2,000,000.00	4	7,046,986.85	1.64
Total	**976**	**$428,601,181.82**	**100.00%**

The average principal balance of the Mortgage Loans as of the Cut-off Date was approximately $439,140.56. No Mortgage Loan had a principal balance as of the Cut-off Date greater than $2,000,000.00 or less than $34,538.78.

Range of Mortgage Rates (%)

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
3.001 to 3.250	1	$544,104.17	0.13%
3.251 to 3.500	8	3,263,783.05	0.76
3.501 to 3.750	30	14,018,547.84	3.27
3.751 to 4.000	101	44,381,582.60	10.35
4.001 to 4.250	165	73,782,341.53	17.21
4.251 to 4.500	154	69,699,881.52	16.26
4.501 to 4.750	187	79,718,770.46	18.60
4.751 to 5.000	146	60,346,581.37	14.08
5.001 to 5.250	73	31,195,567.49	7.28
5.251 to 5.500	79	34,810,861.06	8.12
5.501 to 5.750	19	10,003,200.50	2.33
5.751 to 6.000	5	1,968,917.59	0.46
6.001 to 6.250	6	4,169,229.72	0.97
6.251 to 6.500	1	359,664.06	0.08
7.251 to 7.500	1	338,148.86	0.08
Total	**976**	**$428,601,181.82**	**100.00%**

As of the Cut-off Date, the weighted average Mortgage Rate of the Mortgage Loans was approximately 4.625% per annum and ranged from 3.250% per annum to 7.500% per annum.

Range of Maximum Mortgage Rates (%)

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
8.501 to 8.750	1	$375,000.00	0.09%
8.751 to 9.000	6	1,845,801.91	0.43
9.001 to 9.250	15	5,635,321.73	1.31
9.251 to 9.500	21	6,068,283.23	1.42
9.501 to 9.750	83	34,668,298.68	8.09
9.751 to 10.000	182	77,137,322.25	18.00
10.001 to 10.250	208	91,683,837.98	21.39
10.251 to 10.500	197	90,712,647.43	21.16
10.501 to 10.750	139	62,195,682.66	14.51
10.751 to 11.000	59	25,745,039.81	6.01
11.001 to 11.250	17	9,202,749.37	2.15
11.251 to 11.500	23	10,993,594.97	2.56
11.501 to 11.750	13	6,501,537.46	1.52
11.751 to 12.000	5	1,968,917.59	0.46
12.001 to 12.250	5	3,169,333.83	0.74
12.251 to 12.500	1	359,664.06	0.08
13.251 to 13.500	1	338,148.86	0.08
Total	**976**	**$428,601,181.82**	**100.00%**

The weighted average Maximum Mortgage Rate of the Mortgage Loans as of the Cut-off Date was approximately 10.352% per annum and ranged from 8.625% per annum to 13.500% per annum.

Index

Index	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average First Period Cap	Weighted Average Net Margin	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Treasury - 1 Year	118	$57,187,006.23	2.000%	2.399%	13.34%
LIBOR - 6 Month	302	120,939,400.64	4.883	1.762	28.22
LIBOR - 12 Months	556	250,474,774.95	2.000	2.014	58.44
Total	976	$428,601,181.82	2.814%	1.994%	100.00%

Remaining Terms to Stated Maturity (in Months)

Remaining Terms to Stated Maturity (in months)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
297	1	$457,025.97	0.11%
341	1	659,581.84	0.15
343	1	467,944.25	0.11
344	4	1,667,946.40	0.39
345	3	919,374.12	0.21
347	2	1,359,895.89	0.32
348	3	1,025,560.21	0.24
349	4	1,576,036.22	0.37
350	3	502,600.75	0.12
351	22	7,801,475.77	1.82
352	69	27,263,623.58	6.36
353	53	19,962,383.39	4.66
354	52	20,586,672.67	4.80
355	53	22,686,598.08	5.29
356	68	27,150,140.48	6.33
357	230	100,712,813.17	23.50
358	259	122,348,320.03	28.55
359	142	68,616,789.00	16.01
360	6	2,836,400.00	0.66
Total	**976**	**$428,601,181.82**	**100.00%**

The weighted average remaining term to stated maturity of the Mortgage Loans as of the Cut-off Date was approximately 356 months.

Next Interest Rate Adjustment Date

Next Interest Rate Adjustment Date	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
12/01/2004	1	$659,581.84	0.15%
02/01/2005	1	467,944.25	0.11
03/01/2005	4	1,667,946.40	0.39
04/01/2005	3	919,374.12	0.21
06/01/2005	2	1,359,895.89	0.32
07/01/2005	3	1,025,560.21	0.24
08/01/2005	4	1,576,036.22	0.37
09/01/2005	3	502,600.75	0.12
10/01/2005	22	7,801,475.77	1.82
11/01/2005	70	27,886,131.00	6.51
12/01/2005	51	18,911,875.97	4.41
01/01/2006	53	21,014,672.67	4.90
02/01/2006	53	22,686,598.08	5.29
03/01/2006	69	27,757,421.37	6.48
04/01/2006	230	100,562,558.25	23.46
05/01/2006	259	122,348,320.03	28.55
06/01/2006	142	68,616,789.00	16.01
07/01/2006	6	2,836,400.00	0.66
Total:	**976**	**$428,601,181.82**	**100.00%**

Weighted Average Reset Date: 03/17/2006

Range of Loan-to-Value Ratios at Origination (%) (1)

Loan-to-Value Ratios at Origination (%) (1)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.01 to 20.00	5	$1,572,474.30	0.37%
20.01 to 30.00	19	8,881,483.07	2.07
30.01 to 40.00	33	16,372,490.75	3.82
40.01 to 50.00	57	26,832,671.14	6.26
50.01 to 60.00	112	51,246,422.91	11.96
60.01 to 70.00	178	89,301,679.06	20.84
70.01 to 75.00	166	72,875,838.70	17.00
75.01 to 80.00	312	131,384,176.18	30.65
80.01 to 85.00	9	2,343,837.83	0.55
85.01 to 90.00	32	11,523,503.59	2.69
90.01 to 95.00	28	7,518,371.27	1.75
95.01 to 100.00	25	8,748,233.02	2.04
Total	**976**	**$428,601,181.82**	**100.00%**

(1) The Loan-to-Value Ratio for any Mortgage Loan is calculated as (i) the original loan amount by (ii) the appraised value of the Mortgage Property at origination, or if the loan is a purchase, the lesser of the appraised value and the purchase price of the Mortgaged Property.

The weighted average Loan-to-Value Ratio at origination of the Mortgage Loans was approximately 68.60%. No Mortgage Loan had a Loan-to-Value Ratio at origination greater than 100.00% or less than 13.21%.

Range of Constructive Loan-to-Value Ratios at Origination (%) (1)

Constructive Loan-to-Value Ratios at Origination (%) (1)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.01 to 20.00	5	$1,572,474.30	0.37%
20.01 to 30.00	19	8,881,483.07	2.07
30.01 to 40.00	33	16,372,490.75	3.82
40.01 to 50.00	72	30,769,415.08	7.18
50.01 to 60.00	110	51,045,940.91	11.91
60.01 to 70.00	203	98,126,155.06	22.89
70.01 to 75.00	164	72,259,338.70	16.86
75.01 to 80.00	312	131,384,176.18	30.65
80.01 to 85.00	5	1,569,636.83	0.37
85.01 to 90.00	27	9,459,594.67	2.21
90.01 to 95.00	26	7,160,476.27	1.67
Total	**976**	**$428,601,181.82**	**100.00%**

(1) The Constructive Loan-to-Value Ratio for any Mortgage Loan is calculated as (i) the original loan amount less the amount of any required Additional Collateral, generally 30%, divided by (ii) the appraised value of the Mortgage Property at origination, or if the loan is a purchase, the lesser of the appraised value and the purchase price of the Mortgaged Property.

The weighted average Constructive Loan-to-Value Ratio at origination of the Mortgage Loans was approximately 67.72%. No Mortgage Loan had a Constructive Loan-to-Value Ratio at origination greater than 95.00% or less than 13.21%.

Range of Credit Scores

Credit Scores	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
526 to 550	1	$183,419.00	0.04%
576 to 600	3	1,622,236.29	0.38
601 to 625	20	8,573,843.10	2.00
626 to 650	58	21,554,572.98	5.03
651 to 675	93	40,319,673.42	9.41
676 to 700	136	60,437,660.12	14.10
701 to 725	154	71,177,590.64	16.61
726 to 750	134	58,698,790.89	13.70
751 to 775	203	89,800,726.29	20.95
776 to 800	154	68,007,558.47	15.87
801 to 820	18	7,177,359.24	1.67
821 >=	2	1,047,751.38	0.24
Total	**976**	**$428,601,181.82**	**100.00%**

The weighted average credit bureau risk score of the Mortgage Loans as of the Cut-off Date was approximately 726

Documentation Type

Documentation Type	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	669	$290,859,454.50	67.86%
Stated	76	34,299,198.56	8.00
Alternative	103	42,324,714.85	9.88
Reduced	38	19,155,028.60	4.47
Streamlined	20	8,931,316.41	2.08
FULL-ALT	38	18,464,741.49	4.31
No Income/No Ratio	23	10,555,480.58	2.46
NINA	9	4,011,246.83	0.94
Total	**976**	**$428,601,181.82**	**100.00%**

Occupancy Status

Occupancy Status	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	909	$401,616,967.75	93.70%
Second Home	33	15,507,394.08	3.62
Investment	34	11,476,819.99	2.68
Total	**976**	**$428,601,181.82**	**100.00%**

The occupancy status of a Mortgaged Property is as represented by a mortgagor in its loan application.

Loan Purpose

Loan Purpose	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	286	$125,330,061.76	29.24%
Refinance - Rate Term	485	218,421,994.53	50.96
Refinance - Cashout	205	84,849,125.53	19.80
Total	**976**	**$428,601,181.82**	**100.00%**

Geographic Location

Geographic Location	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
California	287	$134,331,156.02	31.34%
Illinois	82	38,923,714.24	9.08
Texas	54	21,868,254.33	5.10
Florida	49	20,003,394.12	4.67
Virginia	42	18,306,920.14	4.27
Colorado	41	16,851,991.74	3.93
Arizona	38	15,976,778.83	3.73
Maryland	34	15,730,242.79	3.67
Georgia	34	15,089,400.46	3.52
Massachusetts	33	14,652,861.25	3.42
Michigan	32	12,195,370.32	2.85
New York	29	12,044,309.93	2.81
New Jersey	27	10,738,040.72	2.51
Washington	22	8,929,528.71	2.08
Ohio	17	8,497,678.08	1.98
North Carolina	19	7,006,811.74	1.63
Minnesota	14	6,175,284.25	1.44
Others (1)	122	51,279,444.15	11.98
Total	**976**	**$428,601,181.82**	**100.00%**

(1) Includes 28 states and the District of Columbia, none of which have a concentration of Mortgage Loans greater than or equal to 1.00% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date

Range of Gross Margin (%)

Gross Margin (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.000	293	$116,231,354.49	27.12%
2.250	543	244,077,044.78	56.95
2.500	8	4,508,374.76	1.05
2.750	131	63,187,707.79	14.74
2.875	1	596,700.00	0.14
Total:	**976**	**$428,601,181.82**	**100.00%**

GROUP II:

Originator

Originator	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
CENDANT	1	$380,000.00	0.29%
COUNTRYWIDE	103	44,665,988.97	33.76
GMAC	121	57,948,207.88	43.80
NATCITY	76	29,315,833.69	22.16
Total	**301**	**$132,310,030.54**	**100.00%**

Range of Principal Balances ($)

Principal Balances ($)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
75,000.01 to 100,000.00	2	$174,598.73	0.13%
100,000.01 to 200,000.00	18	2,819,636.99	2.13
200,000.01 to 300,000.00	18	4,255,237.33	3.22
300,000.01 to 400,000.00	103	37,407,515.51	28.27
400,000.01 to 500,000.00	74	33,044,556.06	24.98
500,000.01 to 600,000.00	47	25,701,136.34	19.42
600,000.01 to 700,000.00	23	14,679,002.70	11.09
700,000.01 to 800,000.00	6	4,484,717.79	3.39
800,000.01 to 900,000.00	3	2,621,445.00	1.98
900,000.01 to 1,000,000.00	6	5,831,023.30	4.41
1,000,000.01 to 1,500,000.00	1	1,291,160.79	0.98
Total	**301**	**$132,310,030.54**	**100.00%**

The average principal balance of the Mortgage Loans as of the Cut-off Date was approximately $439,568.21. No Mortgage Loan had a principal balance as of the Cut-off Date greater than $1,291,160.79 or less than $77,113.32

Range of Mortgage Rates (%)

Range of Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
3.751 to 4.000	1	$500,000.00	0.38%
4.001 to 4.250	1	408,000.00	0.31
4.251 to 4.500	14	5,838,599.44	4.41
4.501 to 4.750	35	14,915,158.28	11.27
4.751 to 5.000	79	32,257,428.07	24.38
5.001 to 5.250	71	32,044,525.54	24.22
5.251 to 5.500	45	21,562,371.19	16.30
5.501 to 5.750	28	12,757,589.76	9.64
5.751 to 6.000	18	7,813,120.21	5.91
6.001 to 6.250	7	3,340,451.24	2.52
6.251 to 6.500	2	872,786.81	0.66
Total	**301**	**$132,310,030.54**	**100.00%**

As of the Cut-off Date, the weighted average Mortgage Rate of the Mortgage Loans was approximately 5.195% per annum and ranged from 3.875% per annum to 6.500% per annum.

Range of Maximum Mortgage Rates (%)

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
8.751 to 9.000	1	$500,000.00	0.38%
9.001 to 9.250	1	408,000.00	0.31
9.251 to 9.500	14	5,838,599.44	4.41
9.501 to 9.750	35	14,915,158.28	11.27
9.751 to 10.000	78	31,794,545.43	24.03
10.001 to 10.250	69	31,143,328.28	23.54
10.251 to 10.500	46	22,001,359.58	16.63
10.501 to 10.750	27	12,425,757.47	9.39
10.751 to 11.000	15	6,833,942.16	5.17
11.001 to 11.250	8	3,802,660.11	2.87
11.251 to 11.500	1	352,213.38	0.27
11.501 to 11.750	1	331,832.29	0.25
11.751 to 12.000	4	1,442,060.69	1.09
12.251 to 12.500	1	520,573.43	0.39
Total	**301**	**$132,310,030.54**	**100.00%**

The weighted average Maximum Mortgage Rate of the Mortgage Loans as of the Cut-off Date was approximately 10.220% per annum and ranged from 8.875% per annum to 12.500% per annum.

Index

Index	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average First Period Cap	Weighted Average Net Margin	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Treasury - 1 Year	151	$67,692,452.97	4.753%	2.500%	51.16%
LIBOR - 6 Month	31	16,546,951.90	5.000	1.949	12.51
LIBOR - 1 Year	119	48,070,625.67	5.000	2.118	36.33
Total	**301**	**$132,310,030.54**	**4.874%**	**2.292%**	**100.00%**

Remaining Terms to Stated Maturity (in Months)

Remaining Terms to Stated Maturity (in months)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
348	1	$172,000.00	0.13%
349	1	520,573.43	0.39
350	1	509,234.48	0.38
351	4	1,373,874.55	1.04
352	9	5,442,195.11	4.11
353	10	4,445,196.55	3.36
354	8	3,187,324.67	2.41
355	21	9,243,666.95	6.99
356	52	23,100,815.24	17.46
357	118	52,582,939.36	39.74
358	71	30,010,061.20	22.68
359	5	1,722,149.00	1.30
Total	**301**	**$132,310,030.54**	**100.00%**

The weighted average remaining term to stated maturity of the Mortgage Loans as of the Cut-off Date was approximately 356 months

Next Interest Rate Adjustment Date

Next Interest Rate Adjustment Date	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
07/01/2007	1	$172,000.00	0.13%
08/01/2007	1	520,573.43	0.39
09/01/2007	1	509,234.48	0.38
10/01/2007	4	1,373,874.55	1.04
11/01/2007	9	5,442,195.11	4.11
12/01/2007	10	4,445,196.55	3.36
01/01/2008	8	3,187,324.67	2.41
02/01/2008	21	9,243,666.95	6.99
03/01/2008	52	23,100,815.24	17.46
04/01/2008	117	51,984,136.97	39.29
05/01/2008	72	30,608,863.59	23.13
06/01/2008	5	1,722,149.00	1.30
Total	**301**	**$132,310,030.54**	**100.00%**

Weighted Average Reset Date: 03/14/2008

Range of Loan-to-Value Ratios at Origination (%) (1)

Loan-to-Value Ratios at Origination (%) (1)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
20.01 to 30.00	5	$2,168,850.45	1.64%
30.01 to 40.00	7	2,683,422.60	2.03
40.01 to 50.00	17	8,113,977.42	6.13
50.01 to 60.00	32	15,586,146.97	11.78
60.01 to 70.00	59	29,075,090.60	21.97
70.01 to 75.00	45	20,009,457.88	15.12
75.01 to 80.00	114	48,470,435.37	36.63
80.01 to 85.00	2	700,015.66	0.53
85.01 to 90.00	16	4,462,200.52	3.37
90.01 to 95.00	4	1,040,433.07	0.79
Total	**301**	**$132,310,030.54**	**100.00%**

(1) The Loan-to-Value Ratio for any Mortgage Loan is calculated as (i) the original loan amount by (ii) the appraised value of the Mortgage Property at origination, or if the loan is a purchase, the lesser of the appraised value and the purchase price of

The weighted average Loan-to-Value Ratio at origination of the Mortgage Loans was approximately 69.28%. No Mortgage Loan had a Loan-to-Value Ratio at origination greater than 95.00% or less than 21.87%.

Range of Constructive Loan-to-Value Ratios at Origination (%) (1)

Constructive Loan-to-Value Ratios at Origination (%) (1)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
20.01 to 30.00	5	$2,168,850.45	1.64%
30.01 to 40.00	7	2,683,422.60	2.03
40.01 to 50.00	17	8,113,977.42	6.13
50.01 to 60.00	32	15,586,146.97	11.78
60.01 to 70.00	59	29,075,090.60	21.97
70.01 to 75.00	45	20,009,457.88	15.12
75.01 to 80.00	114	48,470,435.37	36.63
80.01 to 85.00	2	700,015.66	0.53
85.01 to 90.00	16	4,462,200.52	3.37
90.01 to 95.00	4	1,040,433.07	0.79
Total	**301**	**$132,310,030.54**	**100.00%**

(1) The Constructive Loan-to-Value Ratio for any Mortgage Loan is calculated as (i) the original loan amount less the amount of any required Additional Collateral, generally 30%, divided by (ii) the appraised value of the Mortgage Property at origination,

The weighted average Constructive Loan-to-Value Ratio at origination of the Mortgage Loans was approximately 69.28%. No Mortgage Loan had a Constructive Loan-to-Value Ratio at origination greater than 95.00% or less than 21.87%.

Range of Credit Scores

Credit Scores	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
601 to 625	7	$2,536,184.66	1.92%
626 to 650	17	8,041,337.28	6.08
651 to 675	27	11,122,235.58	8.41
676 to 700	43	19,298,470.22	14.59
701 to 725	50	20,369,153.71	15.40
726 to 750	51	22,945,083.95	17.34
751 to 775	70	32,302,361.10	24.41
776 to 800	33	14,451,873.12	10.92
801 to 820	3	1,243,330.92	0.94
Total	**301**	**$132,310,030.54**	**100.00%**

The weighted average credit bureau risk score of the Mortgage Loans as of the Cut-off Date was approximately 724

Documentation Type

Documentation Type	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	100	$40,141,951.02	30.34%
Stated	29	12,157,700.80	9.19
Alternative	42	16,675,810.54	12.60
Reduced	16	8,045,385.44	6.08
FULL-ALT	110	53,839,955.15	40.69
GMAC Select/Super Select	1	397,463.71	0.30
NINA	3	1,051,763.88	0.79
Total	**301**	**$132,310,030.54**	**100.00%**

Occupancy Status

Occupancy Status	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	285	$125,395,241.45	94.77%
Second Home	10	3,303,501.71	2.50
Investment	6	3,611,287.38	2.73
Total	**301**	**$132,310,030.54**	**100.00%**

The occupancy status of a Mortgaged Property is as represented by a mortgagor in its loan application.

Loan Purpose

Loan Purpose	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	90	$39,918,043.39	30.17%
Refinance - Rate Term	148	63,719,868.51	48.16
Refinance - Cashout	63	28,672,118.64	21.67
Total	**301**	**$132,310,030.54**	**100.00%**

Geographic Location

Geographic Location	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
California	171	$80,013,750.54	60.47%
Illinois	12	5,824,452.32	4.40
Arizona	10	4,089,235.00	3.09
Colorado	11	3,973,002.99	3.00
Florida	8	3,582,643.59	2.71
Washington	8	2,765,367.50	2.09
New Jersey	5	2,432,307.79	1.84
Virginia	6	2,416,791.81	1.83
Texas	8	2,354,632.92	1.78
South Carolina	5	2,319,526.16	1.75
Michigan	6	2,137,198.28	1.62
Georgia	7	2,080,858.90	1.57
Massachusetts	5	2,025,236.21	1.53
Maryland	5	1,922,453.24	1.45
North Carolina	4	1,594,938.74	1.21
Wisconsin	3	1,530,403.93	1.16
Connecticut	2	1,385,543.94	1.05
Others (1)	25	9,861,686.68	7.44
Total	**301**	**$132,310,030.54**	**100.00%**

(1) Includes 13 states, none of which have a concentration of Mortgage Loans greater than or equal to 1.00% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date

Range of Gross Margin (%)

Gross Margin (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	1	$600,000.00	0.45%
2.000	1	380,000.00	0.29
2.250	104	43,797,474.19	33.10
2.500	38	17,704,051.19	13.38
2.750	154	68,192,302.40	51.54
2.875	2	1,151,972.98	0.87
3.250	1	484,229.78	0.37
Total	**301**	**$132,310,030.54**	**100.00%**

GROUP III:

Originator

Originator	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
CENDANT	2	$949,680.72	1.13%
NATCITY	193	83,190,022.88	98.87
Total	**195**	**$84,139,703.60**	**100.00%**

Range of Principal Balances ($)

Principal Balances ($)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
100,000.01 to 200,000.00	18	$2,948,044.29	3.50%
200,000.01 to 300,000.00	8	2,074,912.22	2.47
300,000.01 to 400,000.00	61	21,934,814.30	26.07
400,000.01 to 500,000.00	56	25,351,228.18	30.13
500,000.01 to 600,000.00	29	15,956,283.38	18.96
600,000.01 to 700,000.00	18	11,499,137.03	13.67
700,000.01 to 800,000.00	2	1,474,417.75	1.75
900,000.01 to 1,000,000.00	3	2,900,866.45	3.45
Total	**195**	**$84,139,703.60**	**100.00%**

The average principal balance of the Mortgage Loans as of the Cut-off Date was approximately $431,485.66. No Mortgage Loan had a principal balance as of the Cut-off Date greater than $1,000,000.00 or less than $109,097.35.

Range of Mortgage Rates (%)

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.251 to 4.500	3	$975,535.84	1.16%
4.501 to 4.750	9	3,688,818.90	4.38
4.751 to 5.000	30	13,105,890.50	15.58
5.001 to 5.250	58	24,797,681.37	29.47
5.251 to 5.500	51	21,516,999.42	25.57
5.501 to 5.750	33	14,696,461.00	17.47
5.751 to 6.000	10	4,951,916.86	5.89
6.001 to 6.250	1	406,399.71	0.48
Total	**195**	**$84,139,703.60**	**100.00%**

As of the Cut-off Date, the weighted average Mortgage Rate of the Mortgage Loans was approximately 5.323% per annum and ranged from 4.375% per annum to 6.125% per annum.

Range of Maximum Mortgage Rates (%)

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.251 to 9.500	3	$975,535.84	1.16%
9.501 to 9.750	9	3,688,818.90	4.38
9.751 to 10.000	30	13,105,890.50	15.58
10.001 to 10.250	58	24,797,681.37	29.47
10.251 to 10.500	51	21,516,999.42	25.57
10.501 to 10.750	33	14,696,461.00	17.47
10.751 to 11.000	10	4,951,916.86	5.89
11.001 to 11.250	1	406,399.71	0.48
Total	**195**	**$84,139,703.60**	**100.00%**

The weighted average Maximum Mortgage Rate of the Mortgage Loans as of the Cut-off Date was approximately 10.323% per annum and ranged from 9.375% per annum to 11.125% per annum.

Index

Index	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average First Period Cap	Weighted Average Net Margin	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Treasury - 1 Year	11	$3,896,479.75	5.000%	2.500%	4.63%
LIBOR- 6 Month	2	949,680.72	5.000	1.625	1.13
LIBOR - 1 Year	182	79,293,543.13	5.000	2.000	94.24
Total	**195**	**$84,139,703.60**	**5.000%**	**2.019%**	**100.00%**

Remaining Terms to Stated Maturity (in Months)

Remaining Terms to Stated Maturity (in months)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
178	1	$425,451.91	0.51%
349	1	643,381.64	0.76
352	5	2,145,938.45	2.55
353	3	1,513,114.01	1.80
354	1	369,180.72	0.44
355	21	10,327,910.80	12.27
356	44	17,642,475.23	20.97
357	87	35,363,005.59	42.03
358	32	15,709,245.25	18.67
Total	**195**	**$84,139,703.60**	**100.00%**

The weighted average remaining term to stated maturity of the Mortgage Loans as of the Cut-off Date was approximately 356 months.

Next Interest Rate Adjustment Date

Next Interest Rate Adjustment Date	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
08/01/2009	1	$643,381.64	0.76%
11/01/2009	5	2,145,938.45	2.55
12/01/2009	3	1,513,114.01	1.80
01/01/2010	1	369,180.72	0.44
02/01/2010	21	10,327,910.80	12.27
03/01/2010	44	17,642,475.23	20.97
04/01/2010	87	35,363,005.59	42.03
05/01/2010	33	16,134,697.16	19.18
Total	**195**	**$84,139,703.60**	**100.00%**

Weighted Average Reset Date: 03/16/2010

Range of Loan-to-Value Ratios at Origination (%) (1)

Loan-to-Value Ratios at Origination (%) (1)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
20.01 to 30.00	2	$672,541.08	0.80%
30.01 to 40.00	11	4,720,116.46	5.61
40.01 to 50.00	22	9,107,916.59	10.82
50.01 to 60.00	30	13,442,114.40	15.98
60.01 to 70.00	45	21,040,990.52	25.01
70.01 to 75.00	20	8,681,070.52	10.32
75.01 to 80.00	63	25,933,687.16	30.82
80.01 to 85.00	1	356,947.76	0.42
85.01 to 90.00	1	184,319.11	0.22
Total	**195**	**$84,139,703.60**	**100.00%**

(1) The Loan-to-Value Ratio for any Mortgage Loan is calculated as (i) the original loan amount by (ii) the appraised value of the Mortgage Property at origination, or if the loan is a purchase, the lesser of the appraised value and the purchase price of

The weighted average Loan-to-Value Ratio at origination of the Mortgage Loans was approximately 65.37%. No Mortgage Loan had a Loan-to-Value Ratio at origination greater than 90.00% or less than 22.04%.

Range of Constructive Loan-to-Value Ratios at Origination (%) (1)

Constructive Loan-to-Value Ratios at Origination (%) (1)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
20.01 to 30.00	2	$672,541.08	0.80%
30.01 to 40.00	11	4,720,116.46	5.61
40.01 to 50.00	22	9,107,916.59	10.82
50.01 to 60.00	30	13,442,114.40	15.98
60.01 to 70.00	45	21,040,990.52	25.01
70.01 to 75.00	20	8,681,070.52	10.32
75.01 to 80.00	63	25,933,687.16	30.82
80.01 to 85.00	1	356,947.76	0.42
85.01 to 90.00	1	184,319.11	0.22
Total	**195**	**$84,139,703.60**	**100.00%**

(1) The Constructive Loan-to-Value Ratio for any Mortgage Loan is calculated as (i) the original loan amount less the amount of any required Additional Collateral, generally 30%, divided by (ii) the appraised value of the Mortgage Property at origination,

The weighted average Constructive Loan-to-Value Ratio at origination of the Mortgage Loans was approximately 65.37%. No Mortgage Loan had a Constructive Loan-to-Value Ratio at origination greater than 90.00% or less than 22.04%.

Range of Credit Scores

Credit Scores	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
601 to 625	1	$605,595.66	0.72%
651 to 675	10	4,519,389.21	5.37
676 to 700	17	7,619,628.13	9.06
701 to 725	29	11,666,166.25	13.87
726 to 750	37	15,144,932.05	18.00
751 to 775	58	27,227,175.73	32.36
776 to 800	39	15,934,400.87	18.94
801 to 820	4	1,422,415.70	1.69
Total:	**195**	**$84,139,703.60**	**100.00%**

The weighted average credit bureau risk score of the Mortgage Loans as of the Cut-off Date was approximately 745.

Documentation Type

Documentation Type	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	185	$79,887,080.77	94.95%
Stated	6	2,555,842.91	3.04
Alternative	3	1,116,279.92	1.33
No Income Verifier	1	580,500.00	0.69
Total	**195**	**$84,139,703.60**	**100.00%**

Occupancy Status

Occupancy Status	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	190	$82,132,772.78	97.61%
Second Home	5	2,006,930.82	2.39
Total	**195**	**$84,139,703.60**	**100.00%**

The occupancy status of a Mortgaged Property is as represented by a mortgagor in its loan application.

Loan Purpose

Loan Purpose	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	44	$18,875,119.36	22.43%
Refinance - Rate Term	111	49,734,573.78	59.11
Refinance - Cashout	40	15,530,010.46	18.46
Total	**195**	**$84,139,703.60**	**100.00%**

Geographic Location

Geographic Location	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
California	54	$23,344,891.82	27.75%
Virginia	27	11,334,845.63	13.47
Texas	22	8,840,493.50	10.51
Maryland	14	6,674,219.36	7.93
Colorado	12	5,263,316.21	6.26
Arizona	11	5,182,787.55	6.16
Illinois	10	4,907,702.23	5.83
Georgia	7	2,860,685.62	3.40
District of Columbia	6	2,819,929.80	3.35
New Jersey	4	1,809,544.92	2.15
Minnesota	3	1,587,683.91	1.89
Pennsylvania	2	1,244,550.67	1.48
North Carolina	3	1,071,099.98	1.27
Others (1)	20	7,197,952.40	8.56
Total	**195**	**$84,139,703.60**	**100.00%**

(1) Includes 15 states, none of which have a concentration of Mortgage Loans greater than or equal to 1.00% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date

Range of Gross Margin (%)

Gross Margin (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.000	2	$949,680.72	1.13%
2.250	182	79,293,543.13	94.24
2.750	11	3,896,479.75	4.63
Total:	**195**	**$84,139,703.60**	**100.00%**

GROUP IV:

Originator

Originator	Number of Loans	Aggregate Outstanding Principal Balance as of the Cut-off Date ($)	% of Aggregate Outstanding Principal Balance as of the Cut-off Date
CENDANT	2	$927,955.00	8.42%
GMAC	19	10,092,519.20	91.58
Total	**21**	**$11,020,474.20**	**100.00%**

Range of Principal Balances ($)

Principal Balances ($)	Number of Loans	Aggregate Outstanding Principal Balance as of the Cut-off Date ($)	% of Aggregate Outstanding Principal Balance as of the Cut-off Date
200,000.01 to 300,000.00	1	$207,955.00	1.89%
300,000.01 to 400,000.00	3	1,147,351.27	10.41
400,000.01 to 500,000.00	5	2,209,522.24	20.05
500,000.01 to 600,000.00	6	3,313,317.03	30.07
600,000.01 to 700,000.00	3	1,888,050.23	17.13
700,000.01 to 800,000.00	3	2,254,278.43	20.46
Total	**21**	**$11,020,474.20**	**100.00%**

The average principal balance of the Mortgage Loans as of the Cut-off Date was approximately $524,784.49. No Mortgage Loan had a principal balance as of the Cut-off Date greater than $784,278.43 or less than $207,955.00

Range of Mortgage Rates (%)

Mortgage Rates (%)	Number of Loans	Aggregate Outstanding Principal Balance as of the Cut-off Date ($)	% of Aggregate Outstanding Principal Balance as of the Cut-off Date
5.001 to 5.250	2	$1,025,490.47	9.31%
5.251 to 5.500	1	372,086.97	3.38
5.501 to 5.750	9	4,852,059.67	44.03
5.751 to 6.000	8	4,151,837.09	37.67
6.251 to 6.500	1	619,000.00	5.62
Total	**21**	**$11,020,474.20**	**100.00%**

As of the Cut-off Date, the weighted average Mortgage Rate of the Mortgage Loans was approximately 5.771% per annum and ranged from 5.125% per annum to 6.375% per annum

Range of Maximum Mortgage Rates (%)

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Outstanding Principal Balance as of the Cut-off Date ($)	% of Aggregate Outstanding Principal Balance as of the Cut-off Date
10.001 to 10.250	2	$1,025,490.47	9.31%
10.251 to 10.500	1	372,086.97	3.38
10.501 to 10.750	9	4,852,059.67	44.03
10.751 to 11.000	8	4,151,837.09	37.67
11.251 to 11.500	1	619,000.00	5.62
Total	**21**	**$11,020,474.20**	**100.00%**

The weighted average Maximum Mortgage Rate of the Mortgage Loans as of the Cut-off Date was approx. 10.771% per annum and ranged from 10.125% per annum to 11.375% per annum.

Index

Index	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average First Period Cap	Weighted Average Net Margin	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Treasury - 1 Year	12	$6,490,060.49	5.000%	2.477%	58.89%
LIBOR - 6 Month	6	2,983,815.77	5.000	1.966	27.08
LIBOR - 1 Year	3	1,546,597.94	5.000	2.250	14.03
Total	**21**	**$11,020,474.20**	**5.000%**	**2.307%**	**100.00%**

Remaining Terms to Stated Maturity (in months)

Remaining Terms to Stated Maturity (in months)	Number of Loans	Aggregate Outstanding Principal Balance as of the Cut-off Date ($)	% of Aggregate Outstanding Principal Balance as of the Cut-off Date
351	1	$549,141.96	4.98%
352	6	3,561,472.83	32.32
353	10	4,640,005.04	42.10
357	1	650,000.00	5.90
358	2	1,027,854.37	9.33
359	1	592,000.00	5.37
Total	**21**	**$11,020,474.20**	**100.00%**

The weighted average remaining term to stated maturity of the Mortgage Loans as of the Cut-off Date was approximately 354 months

Next Interest Rate Adjustment Date

Next Interest Rate Adjustment Date	Number of Loans	Aggregate Outstanding Principal Balance as of the Cut-off Date ($)	% of Aggregate Outstanding Principal Balance as of the Cut-off Date
10/01/2012	1	$549,141.96	4.98%
11/01/2012	6	3,561,472.83	32.32
12/01/2012	10	4,640,005.04	42.10
04/01/2013	1	650,000.00	5.90
05/01/2013	2	1,027,854.37	9.33
06/01/2013	1	592,000.00	5.37
Total	**21**	**$11,020,474.20**	**100.00%**

Weighted Average Reset Date: 12/19/2012

Range of Loan-to-Value Ratios at Origination (%) (1)

Loan-to-Value Ratios (%)	Number of Loans	Aggregate Outstanding Principal Balance as of the Cut-off Date ($)	% of Aggregate Outstanding Principal Balance as of the Cut-off Date
30.01 to 40.00	1	$784,278.43	7.12%
40.01 to 50.00	2	1,369,000.00	12.42
50.01 to 60.00	2	994,024.71	9.02
60.01 to 70.00	7	3,339,083.45	30.30
70.01 to 75.00	3	1,462,932.67	13.27
75.01 to 80.00	5	2,863,199.94	25.98
90.01 to 95.00	1	207,955.00	1.89
Total	**21**	**$11,020,474.20**	**100.00%**

(1) The Loan-to-Value Ratio for any Mortgage Loan is calculated as (i) the original loan amount by (ii) the appraised value of the Mortgage Property at origination, or if the loan is a purchase, the lesser of the appraised value and the purchase price of the Mortgaged Property

The weighted average Loan-to-Value Ratio at origination of the Mortgage Loans was approximately 65.13%. No Mortgage Loan had a Loan-to-Value Ratio at origination greater than 95.00% or less than 32.92%

Range of Constructive Loan-to-Value Ratios at Origination (%) (1)

Constructive Loan-to-Value Ratios (%)	Number of Loans	Aggregate Outstanding Principal Balance as of the Cut-off Date ($)	% of Aggregate Outstanding Principal Balance as of the Cut-off Date
30.01 to 40.00	1	$784,278.43	7.12%
40.01 to 50.00	2	1,369,000.00	12.42
50.01 to 60.00	2	994,024.71	9.02
60.01 to 70.00	7	3,339,083.45	30.30
70.01 to 75.00	3	1,462,932.67	13.27
75.01 to 80.00	5	2,863,199.94	25.98
90.01 to 95.00	1	207,955.00	1.89
Total	**21**	**$11,020,474.20**	**100.00%**

(1) The Constructive Loan-to-Value Ratio for any Mortgage Loan is calculated as (i) the original loan amount less the amount of any required Additional Collateral, generally 30%, divided by (ii) the appraised value of the Mortgage Property at origination, or if the loan is a purchase, the lesser of the appraised value and the purchase price of the Mortgaged Property.

The weighted average Constructive Loan-to-Value Ratio at origination of the Mortgage Loans was approximately 65.13%. No Mortgage Loan had a Constructive Loan-to-Value Ratio at origination greater than 95.00% or less than 32.92%.

Range of Credit Scores

Credit Scores	Number of Loans	Aggregate Outstanding Principal Balance as of the Cut-off Date ($)	% of Aggregate Outstanding Principal Balance as of the Cut-off Date
626 to 650	1	$433,490.47	3.93%
651 to 675	3	955,645.46	8.67
676 to 700	4	2,365,750.21	21.47
701 to 725	3	1,472,811.15	13.36
726 to 750	3	2,053,278.43	18.63
751 to 775	3	1,510,473.81	13.71
776 to 800	3	1,829,363.86	16.60
801 to 820	1	399,660.81	3.63
Total	**21**	**$11,020,474.20**	**100.00%**

The weighted average credit bureau risk score of the Mortgage Loans as of the Cut-off Date was approximately 729

Documentation Type

Documentation Type	Number of Loans	Aggregate Outstanding Principal Balance as of the Cut-off Date ($)	% of Aggregate Outstanding Principal Balance as of the Cut-off Date
Full	1	$207,955.00	1.89%
No Income Verifier	1	720,000.00	6.53
Alternative	19	10,092,519.20	91.58
Total	**21**	**$11,020,474.20**	**100.00%**

Occupancy Status

Occupancy Status	Number of Loans	Aggregate Outstanding Principal Balance as of the Cut-off Date ($)	% of Aggregate Outstanding Principal Balance as of the Cut-off Date
Primary	21	$11,020,474.20	100.00%
Total	**21**	**$11,020,474.20**	**100.00%**

The occupancy status of a Mortgaged Property is as represented by a mortgagor in its loan application

Loan Purpose

Loan Purpose	Number of Loans	Aggregate Outstanding Principal Balance as of the Cut-off Date ($)	% of Aggregate Outstanding Principal Balance as of the Cut-off Date
Purchase	7	$3,218,399.34	29.20%
Refinance - Rate Term	7	4,041,639.22	36.67
Refinance - Cashout	7	3,760,435.64	34.12
Total	**21**	**$11,020,474.20**	**100.00%**

Geographic Location

Geographic Location	Number of Loans	Aggregate Outstanding Principal Balance as of the Cut-off Date ($)	% of Aggregate Outstanding Principal Balance as of the Cut-off Date
Illinois	7	$3,682,132.08	33.41%
California	5	2,515,473.37	22.83
Minnesota	2	802,877.30	7.29
Florida	1	784,278.43	7.12
Maryland	1	750,000.00	6.81
Vermont	1	720,000.00	6.53
Connecticut	1	619,000.00	5.62
North Carolina	1	491,200.00	4.46
Colorado	1	447,558.02	4.06
Georgia	1	207,955.00	1.89
Total	**21**	**$11,020,474.20**	**100.00%**

Range of Gross Margin (%)

Gross Margin (%)	Number of Loans	Aggregate Outstanding Principal Balance as of the Cut-off Date ($)	% of Aggregate Outstanding Principal Balance as of the Cut-off Date
2.000	2	$927,955.00	8.42%
2.250	3	1,564,660.77	14.20
2.500	4	2,140,961.84	19.43
2.750	12	6,386,896.59	57.95
Total	**21**	**$11,020,474.20**	**100.00%**

FOR ADDITIONAL INFORMATION PLEASE CALL:

Mortgage Finance Group	
John Winchester	(212) 449-5182
Oleg Saitskiy	(212) 449-1901
Carlos Laracuente	(212) 449-1437

MBS Trading	
Brian Delany	(212) 449-5320
Jesus Cantalapierda	(212) 449-5320